Exhibit 3.1

Certificate of Amendment
of
Restated Certificate of Incorporation
of
EMCORE Corporation

Pursuant to the provisions of Section 14A:9-2 (4) and Section 14A:9-4 (3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Restated Certificate of Incorporation:

1. The name of the corporation is: “EMCORE Corporation”

2. The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 14th day of June, 2011.

Resolved, that Article Fourth of the Restated Certificate of Incorporation be amended to read as follows:

“FOURTH: The total number of shares of Capital Stock of the Corporation shall be 55,882,352 shares of which:

A.	Of the Capital Stock, 50,000,000 shares shall consist of Common Stock which shall be entitled to one vote per share on all matters on which holders of the Common Stock shall be entitled to vote.

B.
Of the Capital Stock, 5,882,352 shares shall consist of Preferred Stock which may be divided into such classes and such series as shall be established from time to time by resolutions of the Board of Directors and filed as an amendment to this Restated Certificate of Incorporation, without any requirement of vote or class vote of shareholders. The Board of Directors shall have the right and power to establish and designate in any such Class or Series Resolution such priorities, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions as it shall determine.”

3. The number of shares outstanding at the time of the adoption of the amendment was: 92,894,521. The total number of shares entitled to vote thereon was: 88,364,768 shares of Common Stock..

4. The number of shares voting for and against such amendment is as follows:

Number of Shares Voting for Amendment: 52,715,679.

Number of Shares Voting Against Amendment : 16,504,400.

5. Upon this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the New Jersey Business Corporation Act as provided in Section 6 below (the “Effective Time”), each share of common stock of the Corporation, no par value per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, shall without further action on the part of the Corporation or any holder of Old Common Stock automatically be reclassified as one-quarter of a share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from an after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the quotient obtained by dividing the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by four; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of shares of Common Stock into which the shares of Old Common Stock represented by such certificate have been reclassified pursuant hereto. In all cases, fractional shares resulting from the reclassification will be rounded up to the nearest whole share.

6. This Certificate of Amendment shall become effective at 5:00 p.m.. Eastern Standard Time on February 15, 2012, after it has been filed with the State of New Jersey.

BY: /s/ Hong Q. Hou

Hong Q. Hou, Ph.D.
Chief Executive Officer

Dated this 15th day of February, 2012